UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 3, 2025

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Novo Nordisk announces changes in Executive Management

Bagsværd, Denmark, 3 April 2025 – Novo Nordisk today announced the following changes in Executive Management.

After a distinguished career of 28 years with Novo Nordisk, hereof seven years as executive vice president of Commercial Strategy & Corporate Affairs, Camilla Sylvest has decided to leave the company. Consequently, as of 3 April 2025, the following organisational changes are implemented:

Ludovic Helfgott, executive vice president, Rare Disease, will assume the responsibility for Product & Portfolio Strategy, including commercial strategy, medical affairs and business development across all therapy areas. Ludovic joined Novo Nordisk in 2019 as executive vice president and has led the establishment of a strategic Rare Disease portfolio. Before joining Novo Nordisk, Ludovic was responsible for the cardiovascular, metabolic and renal portfolios at AstraZeneca.

Thilde Hummel Bøgebjerg, senior vice president, Product Supply Emerging Technologies, is promoted to executive vice president, Quality, IT & Environmental Affairs. Thilde has been with Novo Nordisk for 18 years and has held various leadership roles with increasing responsibility, mainly within Product Supply and CMC development. Thilde is a Danish national based in Denmark.

Lastly, Tania Sabroe, executive vice president of People & Organisation, assumes responsibility for Global Communication in addition to her current responsibilities.

With these changes, Executive Management will have the following members as of 3 April 2025:

•	Lars Fruergaard Jørgensen, president and CEO*
•	Thilde Hummel Bøgebjerg, EVP, Quality, IT & Environmental Affairs
•	Maziar Mike Doustdar, EVP, International Operations
•	Ludovic Helfgott, EVP, Product & Portfolio Strategy
•	Karsten Munk Knudsen, EVP, chief financial officer*

•	Martin Holst Lange, EVP, Development
•	Dave Moore, EVP, US Operations
•	Tania Sabroe, EVP, People, Organisation and Communication
•	Marcus Schindler, EVP, chief scientific officer, Research & Early Development
•	Henrik Wulff, EVP, Product Supply

* Registered as an executive with the Danish Business Authority.

About Novo Nordisk

Novo Nordisk is a leading global healthcare company founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 76,300 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Contacts for further information

Media:
Lars Otto Andersen-Lange +45 3448 1298 kolg@novonordisk.com	Liz Skrbkova (US) +1 609 917 0632 lzsk@novonordisk.com

Investors:
Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com	Ida Schaap Melvold +45 3077 5649 idmg@novonordisk.com

Sina Meyer +45 3079 6656 azey@novonordisk.com	Max Ung +45 3077 6414 mxun@novonordisk.com

Frederik Taylor Pitter +1 609 613 0568 fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 13 / 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: April 3, 2025	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer